Exhibit 4.3

PACIFIC CAPITAL BANCORP

2005 DIRECTORS’ STOCK PLAN

DIRECTORS’ RESTRICTED STOCK AGREEMENT

This Restricted Stock Agreement (“Agreement”) confirms the award by Pacific Capital Bancorp (the “Company”) of restricted shares of common stock (“Restricted Stock”) to the member of the Board of Directors of the Company identified below (“Director”) on the terms and conditions set forth below and of the Pacific Capital Bancorp 2005 Directors’ Stock Plan (the “Plan”), the terms of which are incorporated herein.

2.	Name of Director.

3.	Date of Grant.

4.	Number of Shares. shares of common stock (“Restricted Stock”)

5.	Purchase Price. $ per share.

6.	Vesting Schedule. The Restricted Stock shall become 100% vested one year after the date of grant. However, upon the occurrence of a Change of Control (as defined in the Plan), all unvested Restricted Stock then outstanding shall become immediately vested as of the effective date of the Change of Control.

7.	Continued Services. As consideration for the issuance of the Restricted Stock and in addition to payment of any purchase price, the Director shall agree to continue as a member of the Board of Directors of Pacific Capital or any of its subsidiaries for a one-year period after the date of grant.

8.	Issuance of Share Certificates. Concurrently with the execution of this Agreement, the Company shall instruct its transfer agent, Mellon Investor Services, to issue and register (in book-entry account) a share certificate in the Director’s name evidencing ownership of the Restricted Stock.

9.	Rights as Shareholder. Subject to the terms of this Agreement, Director shall have all of the rights of a shareholder with respect to the Restricted Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares.

10.	Purchase Price. The Administrator may provide that the Restricted Stock will be issued with or without the Director’s payment of a purchase price. If a purchase price is payable with respect to the issuance of the Restricted Stock, the purchase price may be paid by any one or combination of the following: (i)

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cash, (ii) cashier’s or bank certified check, (iii) surrender of shares of Common Stock of Pacific Capital that the Director has owned for at least six months prior to the date of grant having a Fair Market Value on the grant date equal to the purchase price for the Restricted Stock being issued.

11.	Restriction on Transfer. The shares of Restricted Stock awarded under this Agreement may not be sold or transferred prior to becoming vested.

12.	Repurchase of Unvested Restricted Stock. Upon the termination of Director’s status as a Director of the Company, in accordance with Section 9(f) of the Plan, the Company has the right to repurchase all unvested Restricted Stock held by Director at a cash price per share that is equal to the purchase price paid by the Director.

13.	Repurchase of Vested Restricted Stock. The Company reserves the right to repurchase the vested Restricted Stock upon termination of the Director’s status as a Director of the Company at a cash price per share equal to the then Fair Market Value of the common stock.

14.	Taxable Income. Director understands that he/she must pay all applicable U.S. federal, state and local taxes resulting from the grant of this award and the issuance of the shares upon vesting of this award.

15.	Legends. All certificates evidencing the Restricted Stock shall bear a legend in substantially the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED PURSUANT TO THE TERMS OF THE 2005 DIRECTORS’ STOCK PLAN OF PACIFIC CAPITAL BANCORP AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, DISCOUNTED, EXCHANGED, PLEDGED OR OTHERWISE ENCUMBERED OR DISPOSED OF IN ANY MANNER EXCEPT AS SET FORTH IN THE TERMS OF THE AGREEMENT EMBODYING THE AWARD OF SUCH SHARES.

16.	Terms of Agreement. Wherever the form of this Agreement provides for the inclusion of additional information (such as the number of shares in Section 4 above), such additional information may be added as hand-written information, such information shall be deemed to be part of this Agreement for all purposes and, by his/her execution of this Agreement, Director shall be deemed to have accepted such additional information.

17.	Spousal Consent. If married, Director shall have his/her spouse execute and deliver to the Company a Spousal Consent in the form attached hereto.

18.	Acknowledgment Regarding Section 83(b) Election. Director understands that Section 83 of the Internal Revenue Code of 1986 (the “Code”) taxes as

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ordinary income the difference between the amount paid by Director for the Restricted Stock and the Fair Market Value of the shares as of the date any restrictions on the Restricted Stock lapse. In this context, the “restrictions” applicable to the shares include the restriction on transfer and risk of forfeiture. Director understands that if Section 83 is applicable to the Restricted Stock or any of the transactions contemplated in this Agreement, he/she may elect to be taxed with respect to the Restricted Stock and such transactions during the current tax year rather than when and as restrictions on the shares lapse by filing an election under Section 83(b) of the Code within thirty (30) days from the date of this Agreement. Director understands that his/her failure to timely file such an election may result in realizing ordinary income at the time that the restrictions lapse and the amount of ordinary income will be an amount equal to the difference between the value of the Restricted Stock as of the date of this Agreement and the Fair Market Value of the shares at such time. Director acknowledges that it is Director’s sole responsibility and not the Company’s to timely file the election under Code Section 83(b), even if Director requests the Company or its representative to make this filing on Director’s behalf.

19.	Acknowledgments by Director. Director acknowledges that (a) he/she has received and reviewed a copy of the Plan and (b) the provisions of the Plan are applicable to the shares of Restricted Stock.

“COMPANY”:	“DIRECTOR”:

Pacific Capital Bancorp

By:
Carol M. Kelleher	Signature of Director
Corporate Secretary

Address of the Company:	Address of Director:

1021 Anacapa Street P.O. Box 60839 Santa Barbara, CA 93160-0839 Attn: Terry Eisele, 98-08A

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CONSENT OF SPOUSE

I acknowledge that I have read the foregoing Stock Restriction Agreement (the “Agreement”) and the 2005 Pacific Capital Bancorp Directors Stock Plan, which is a part of the Agreement, and that I know their contents. I am aware that the shares of Restricted Stock will vest over a period of time. I hereby approve of the provisions of the Agreement and agree that I will take no action at any time to hinder operation of the Agreement.

Date:

Spouse of

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